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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*

                             Dot Hill Systems Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25848T109
                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 6 Pages
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CUSIP No.  25848T109

------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Mark A. Mays
------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
           (b)
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   3. SEC Use Only
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   4. Citizenship or Place of Organization      United States
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                    5.    Sole Voting Power               2,751,653
Number of Shares   -----------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power
by Each Reporting  -----------------------------------------------------------
Person With:        7.    Sole Dispositive Power          2,751,653
                   -----------------------------------------------------------
                    8.    Shared Dispositive Power
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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person 2,751,653
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  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
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  11.  Percent of Class Represented by Amount in Row (9)        11.1%
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  12.  Type of Reporting Person (See Instructions)        IN
------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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Item 1.

     (a) Name of Issuer Dot Hill Systems Corp.

     (b) Address of Issuer's Principal Executive Offices    6305 El Caminio Real
                                                            Carlsbad, CA  92009

Item 2.

     (a) Name of Person Filing       Mark A. Mays

     (b) Address of Principal Business Office or, if none, Residence
                                     2285 Reservoir Avenue
                                     Trumbull, CT 06611

     (c) Citizenship Each reporting person is a citizen of the United States

     (d) Title of Class of Securities Common Stock ($.01 par value)

     (e)  CUSIP Number 25848T109

Item 3. If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

                               Page 3 of 6 Pages
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Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:     2,751,653
     (b) Percent of class:                  11.1%
     (c) Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote:              2,751,653
         (ii)  Shared power to vote or to direct the vote:
         (iii) Sole power to dispose or to direct the disposition of: 2,751,653
         (iv)  Shared power to dispose or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

                               Page 4 of 6 Pages
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Item 9.  Notice of Dissolution of Group

     DISSOLUTION OF VOTING AGREEMENT DATED JULY 31, 1997

     THIS AGREEMENT (the " Agreement "), effective as of July 18, 2001 (the
     " Effective Date "), sets forth the agreement of Benjamin Monderer, Carol Turchin and Mark Mays (the "parties"), all founders of Box Hill Systems Corp., now known as Dot Hill Systems Corp. (the "Company"), and all shareholders of the same, to dissolve a voting agreement entered into among the parties on July 31, 1997 (the "Voting Agreement").

     WHEREAS, circumstances have changed thereby rendering the Voting Agreement not to be in the best interests of either the parties or the Company;

     WHEREAS, the parties all mutually desire to dissolve the Voting Agreement in its entirety, and:

     WHEREAS, the Voting Agreement allows for such dissolution pursuant to paragraph 6;

     NOW, THEREFORE, in consideration of the mutual premises and conditions contained herein, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Benjamin Monderer, Carol Turchin and Mark Mays agree as follows:

     1. Pursuant to paragraph 6, subsection c of the Voting Agreement, the Voting Agreement is hereby terminated and dissolved.

     2. Hereinafter, the parties, as well as their heirs, successors and assigns, are free to vote and dispose of their shares of Common Stock of the Company without the restrictions imposed by the Voting Agreement.

     3. This Agreement shall be governed by and construed in accordance with the laws of New York State without regard to its conflict of laws rules. The parties hereby consent to the jurisdiction of New York State with respect to any action or claim arising under or stemming from this Agreement.

     4. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, and supersedes any prior agreements and understandings, both written and oral, which may have existed between the parties with respect to the subject matter hereof. This Agreement may be modified only by a writing signed by all parties.

     6. No failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof, and no single or partial exercise of any right shall preclude any other or further exercise thereof or the exercise of any other right hereunder.

     7. In the event any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the parties will negotiate in good faith to substitute a provision of like effect.

     8. This Agreement may be executed in counterparts, which taken together, shall constitute one Agreement and any party hereto may execute this Agreement by signing such counterpart. A copy or facsimile of a signature shall be binding upon the signatory as if it were an original signature.


     Benjamin Monderer        Carol Turchin        Mark Mays

     /s/ Benjamin Monderer    /s/ Carol Turchin    /s/ Mark Mays
     Date: 7/18/01            Date: 7/18/01        Date: 7/18/01

Item 10. Certification

     Not applicable.

                               Page 5 of 6 Pages
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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         2/14/02
                                            ----------------------------------
                                                          Date

                                                   /s/ Mark A. Mays
                                            ----------------------------------
                                                        Signature

                                                       Mark A. Mays
                                            ----------------------------------
                                                        Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                             Page 6 of 6 Pages